Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Strong Second-Quarter 2006 Results
Revenues up 7%; organic growth up 6%
Operating profit up 15%; margin expands 100 basis points
THOMSONplus business optimization program announced
Portfolio optimization program on track
$0.22 per common share quarterly dividend declared

(All amounts are in U.S. dollars)

        STAMFORD, Conn., July 27, 2006 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported strong financial results for the second quarter ended June 30, 2006.

Consolidated Second-Quarter Financial Highlights:

  •
  Revenues increased 7%, to $2.10 billion, primarily as a result of organic growth of 6%. Currency translation had no material impact in the quarter.

  •
  Operating profit increased 15%, to $305 million. Operating profit margin continued to improve, increasing 100 basis points from the year-ago period. Operating profit improvement was the result of revenue growth and the continued success of efficiency initiatives. Included in the results are $15 million of costs associated with the THOMSONplus business optimization program.

  •
  Earnings attributable to common shares were $171 million, or $0.26 diluted earnings per share, compared with $301 million, or $0.46 diluted earnings per share, in the second quarter of 2005. Earnings in the prior-year period included a one-time gain of $137 million from the release of tax credits. Earnings in the 2006 period included $15 million of costs associated with THOMSONplus. After adjusting for these items, the results of discontinued operations and the normalization of the quarterly effective tax rate, earnings were $220 million, or $0.34 per share, compared with $149 million, or $0.23 per share, in the year-ago period.

  •
  Net cash provided by operations of $467 million was generated by the company, compared with $397 million in the second quarter of 2005. Free cash flow was $315 million, versus $242 million in 2005. The increase was largely due to higher operating profit in the second quarter of 2006.

        Thomson President and Chief Executive Officer Richard J. Harrington said, "We are pleased to report strong results for the second quarter. Our performance reflects our continued ability to execute against our three strategic priorities — driving organic growth as well as business and portfolio optimization. Notably, Thomson achieved another solid quarter of organic growth, up 6% over the prior-year period, with each market group contributing to the increase. Further, Thomson continued to translate revenues into profits, growing operating profit margin 100 basis points over the second quarter of last year.

        "Our Legal and Regulatory group continued to deliver strong top-line growth, achieving 8% organic growth in the quarter. Thomson Financial delivered another solid quarter of organic revenue growth, which was balanced across its business and geographic segments. Our Learning group also performed well, driving solid revenue and operating profit growth. Our Scientific and Healthcare group gained momentum in the quarter, with increased organic revenue growth and solid operating profit growth.

        "Overall, we continue to focus our strategy on enabling our customers to improve their performance by combining information, technology and services that help them make critical decisions faster. In the quarter, revenue from electronic products and services grew 9%. Moreover, we remain on course in 2006 to achieve our long-term objectives of 7% to 9% annual revenue growth, higher margins and strong free cash flow."

        Mr. Harrington concluded, "On a separate note, we were deeply saddened by the loss of our dear friend and former chairman, Ken Thomson, who died on June 12. Ken was an exceptionally strong leader and a valued adviser to several generations of management at Thomson. He will be sorely missed."

Second-Quarter Operational Highlights:

  •
  Accelerating Growth:  Thomson's online solutions, software and services continued to set the foundation for growth within the company, including Westlaw Litigator for legal professionals; Checkpoint, InSource and UltraTax in the tax and accounting markets; Thomson Pharma for pharmaceutical and scientific researchers; Medstat decision support for healthcare managers; and Thomson ONE in the financial services markets.

  •
  Optimizing Portfolio:  Thomson continued to review and refine its portfolio of businesses to drive growth and returns. In the quarter, Thomson completed the sale of Lawpoint and Law Manager from its Legal & Regulatory group. In February, the company announced its intent to sell Peterson's, K.G. Saur, the North American operations of Thomson Education Direct and American Health Consultants. The sale of Peterson's is expected to close shortly, while the other proposed sales are expected to close later in the year.

    In addition, today Thomson is announcing its intention to sell Thomson Medical Education (TME), which comprises the Physicians World, Gardiner-Caldwell and Scientific Connexions businesses, from the Scientific & Healthcare group; as well as IOB, a Brazilian regulatory business, from the Legal & Regulatory group. TME accounted for approximately $97 million in revenue in 2005 and IOB accounted for approximately $39 million. Results for all of these businesses have been reclassified to discontinued operations. Thus far in 2006, Thomson has announced the proposed sale or sale of businesses that accounted for approximately 4%, or $355 million, of total 2005 revenues.

  •
  Business Optimization:  During the second quarter, the company advanced the implementation phase of THOMSONplus, a series of initiatives designed to integrate Thomson's systems, processes and infrastructure to improve efficiency and effectiveness across the entire organization. These optimization efforts will enable Thomson to share best practices and improve business processes and functions to enhance the customer experience and facilitate organic revenue growth. The THOMSONplus program will focus on the areas of finance, technology and customer care.

    Mr. Harrington said, "Today, we are well positioned to implement significant new growth strategies during a period of already strong performance, in which organic revenue growth is strong, operating margins and free cash flow are at historic highs and the company continues to enjoy an investment grade rating. Building on this foundation, we have embarked on a new initiative, THOMSONplus, the goal of which is to drive higher sustainable growth and further improve profitability.

    "Over the past five years, as we have driven a single business model within our businesses and markets, we have been better able to achieve greater leverage and optimize our infrastructure. In addition, as we integrated acquisitions, we developed efficient cost structures within our businesses. These initiatives are evidenced by a 500 basis point increase in operating profit margin over the past five years. We are now entering the next phase of our evolution toward becoming a fully integrated operating company, in which we will further align the company's businesses with our strategy across the entire organization, resulting in expanded opportunities for growth, as well as significant savings."

    The THOMSONplus program will be implemented from 2006 to 2009 and is expected to generate total savings of approximately $300 million over that period. By 2009, it is expected that THOMSONplus will generate run-rate savings of approximately $150 million annually. This represents approximately 20% of the relevant cost base.

    Savings will be driven largely by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems (including the implementation of a common Enterprise Resource Planning system), and platform integration across all market groups. Costs associated with the implementation of THOMSONplus are expected to be approximately $250 million over the course of the program.

    In 2006, THOMSONplus expenses are expected to be about $70 million, of which $25 million has been incurred in the first six months of the year. Because THOMSONplus is a series of initiatives, the precise timing of costs and savings is difficult to predict. However, based on current planning, approximately $100 million is expected to be incurred in 2007, $50 million in 2008 and $30 million in 2009. For this investment, Thomson expects to generate $10 million in savings this year. These savings are expected to grow to $50 million in 2007, $90 million in 2008 and should reach $150 million per year by 2009.

Market Group Second-Quarter Highlights:

Legal & Regulatory

  •
  Revenues increased 9%, to $923 million, and segment operating profit grew 13%, to $277 million. Organic revenue grew 8% and growth from acquisitions was 1%.

  •
  Organic revenue growth was largely driven by strong double-digit global online solutions, software and services, as well as the timing of certain bar review courses that were recognized this quarter versus the third quarter in 2005.

  •
  Thomson's North American legal products and services continued to achieve strong revenue growth across all customer segments, led by strength in Westlaw driven by the Litigator suite of products. In addition, products and services focused on the business of law and the transactional practice area also contributed to growth. FindLaw continues to grow in the client development market.

  •
  Revenue in the Thomson tax and accounting business was also up significantly, led by Checkpoint, InSource and UltraTax, reflecting strong new subscription sales and higher retention levels.

  •
  Print and CD sales declined 2% in the quarter in line with expectations. As part of the normal business cycle, print and CD sales are expected to comprise a greater percentage of the group's total revenue in the second half of the year.

  •
  Results for IOB have been reclassified to discontinued operations.

Learning

  •
  Revenues were $456 million, a 5% increase over the prior-year period. Excluding the effects of currency exchange, revenues grew 4%, virtually all of which was organic.

  •
  Revenue growth was driven by a 6% increase in the global higher education businesses, particularly custom publishing services, and Arts & Sciences and Business & Economics textbook sales.

  •
  Solid revenue growth within the global library reference business and increased e-testing revenue were partially offset by overall weakness in the e-learning business.

  •
  Segment operating profit was $13 million as a result of good top-line growth.

  •
  Learning's second-quarter results are not indicative of its anticipated performance for the full year, due to the seasonal nature of the academic business in which most of the revenues and profits are realized in the second half of the year.

Financial

  •
  Revenues increased 6%, to $499 million, and segment operating profit increased 23%, to $92 million. Organic revenue growth was 5% and growth from acquisitions was 1%.

  •
  Thomson Financial continued its strong performance in the second quarter of 2006, with broad-based growth in nearly all of its customer segments and regions.

  •
  Thomson Financial achieved strong operating profit growth and margin improvement due to greater operating leverage across the business.

  •
  Thomson ONE continued to deliver additional value and capabilities to customers by leveraging content, features and transactional capabilities across all segments.

  •
  Thomson Financial also grew internationally with particularly strong expansion in Asia and continued growth in Europe.

Scientific & Healthcare

  •
  Revenues were $229 million, up 6% from 2005, and segment operating profit increased 9%, to $47 million. Organic revenues grew 5% and growth from acquisitions was 1%.

  •
  Revenue growth was driven by information solutions, including increased subscriptions for Web of Science and Thomson Pharma. Healthcare decision support also showed good growth. Segment growth was partially offset by lower sales of legacy products and timing of print publications.

  •
  Tactical acquisitions enabled Thomson to provide a more complete solutions offering to customers, most notably MercuryMD, a leading provider of mobile information systems serving the healthcare market.

  •
  Results for the Thomson Medical Education businesses have been reclassified to discontinued operations.

Corporate & Other

        Corporate and other expenses increased to $49 million in the second quarter of 2006 due to $15 million in charges associated with THOMSONplus, as well as higher pension costs.

Dividend

        The Board of Directors declared a quarterly dividend of $0.22 per common share payable on September 15, 2006 to holders of record as of August 24, 2006.

Consolidated Financial Highlights for Six-Months 2006:

  •
  Revenues increased 7%, to $4.0 billion, primarily as a result of organic growth.

  •
  Operating profit increased 16%, to $447 million, driven by strong improvements in all market groups.

  •
  Earnings attributable to common shares were $307 million, or $0.47 diluted earnings per share, in the first six months of 2006, compared with $373 million, or $0.57 diluted earnings per share, in the prior-year period. Earnings in the prior-year period included a one-time gain of $137 million from the release of tax credits. Earnings in the 2006 period include $25 million of costs associated with the launch of THOMSONplus.

  •
  Net cash provided by operations of $696 million was generated by the company, compared to $660 million in the previous year period. Free cash flow was $425 million, versus $385 million in the first six months of 2005. The increase was largely due to higher operating profit in the current year, partially offset by the timing of working capital.

Normal Course Issuer Bid

        Since beginning share repurchases in May 2005, Thomson has purchased approximately 15.7 million common shares for a total cost of approximately $575 million. As of July 26, 2006, Thomson had approximately 641.7 million issued and outstanding common shares. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. Shares repurchased under the bid are cancelled.

2006 Outlook

        Thomson expects full-year 2006 revenue growth to be in line with the company's long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven primarily by existing businesses, supplemented by tactical acquisitions. Excluding investments in the THOMSONplus program, Thomson expects continued improvement in its operating profit margin in 2006. Thomson also expects to continue to generate strong free cash flow in 2006.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2005 revenues of approximately $8.40 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,500 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of second-quarter results beginning at 9:00 am ET today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations and free cash flow. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the following tables.

This news release, in particular the section under the heading "2006 Outlook" includes forward-looking statements, such as the Corporation's expectations and intentions regarding its full-year financial results that are based on certain assumptions and reflect the Corporation's current expectations. Forward-looking statements also include statements about the Corporation's beliefs and expectations related to its new THOMSONplus business optimization program, such as management's expectations related to projected costs and anticipated savings. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions; failure to develop additional products and services to meet customers' needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2005. A discussion of material assumptions related to the Corporation's 2006 Outlook is contained in its most recently filed management's discussion and analysis. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF EARNINGS

(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues	$2,101	$1,966	$4,001	$3,735
Cost of sales, selling, marketing, general and administrative expenses	(1,568)	(1,476)	(3,103)	(2,907)
Depreciation	(153)	(146)	(300)	(285)
Amortization	(75)	(79)	(151)	(159)

Operating profit	305	265	447	384
Net other income(1)	3	1	41	3
Net interest expense and other financing costs	(57)	(56)	(109)	(110)
Income taxes	(72)	86	(26)	93

Earnings from continuing operations	179	296	353	370
(Loss) income from discontinued operations, net of tax	(6)	6	(43)	5

Net earnings	173	302	310	375
Dividends declared on preference shares	(2)	(1)	(3)	(2)

Earnings attributable to common shares	$171	$301	$307	$373

Basic earnings per common share	$0.27	$0.46	$0.48	$0.57

Diluted earnings per common share	$0.26	$0.46	$0.47	$0.57

Basic weighted average common shares	644,527,545	655,718,139	646,330,492	655,741,153

Diluted weighted average common shares	645,802,478	656,361,620	647,407,890	656,372,715

RECONCILIATION OF EARNINGS ATTRIBUTABLE TO COMMON SHARES TO
ADJUSTED EARNINGS FROM CONTINUING OPERATIONS(2)

(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Earnings attributable to common shares	$171	$301	$307	$373
Adjustments:
One time items:
Net other income	(3)	(1)	(41)	(3)
THOMSONplus costs	15	—	25	—
Tax on above items	(5)	—	(10)	—
Release of tax credits	—	(137)	—	(137)
Interim period effective tax rate normalization(3)	36	(8)	(14)	(24)
Discontinued operations	6	(6)	43	(5)

Adjusted earnings from continuing operations	$220	$149	$310	$204

Adjusted basic and diluted earnings per common share from continuing operations	$0.34	$0.23	$0.48	$0.31

Notes:

(1)
"Equity in net losses of associates, net of tax" has been reclassified to "Net other income" in the previous period to conform to the current period's presentation. For the six month period ended June 30, 2006, net other income primarily represents the gain on the sale of WebCT.

(2)
Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(3)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

CONSOLIDATED BALANCE SHEET

(millions of U.S. dollars)
(unaudited)

	June 30, 2006	December 31, 2005
Assets
Cash and cash equivalents	$224	$407
Accounts receivable, net of allowances	1,437	1,639
Inventories	345	314
Prepaid expenses and other current assets	328	316
Deferred income taxes	248	248
Current assets of discontinued operations	88	86

Current assets	2,670	3,010
Computer hardware and other property, net	712	757
Computer software, net	734	743
Identifiable intangible assets, net	4,294	4,386
Goodwill	9,190	8,891
Other non-current assets	1,435	1,374
Non-current assets of discontinued operations	195	277

Total assets	$19,230	$19,438

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	$377	$191
Accounts payable and accruals	1,346	1,686
Deferred revenue	1,073	994
Current portion of long-term debt	48	98
Current liabilities of discontinued operations	133	139

Current liabilities	2,977	3,108
Long-term debt	3,984	3,983
Other non-current liabilities	803	812
Deferred income taxes	1,539	1,536
Non-current liabilities of discontinued operations	32	36

Total liabilities	9,335	9,475
Shareholders' equity
Capital	2,750	2,726
Retained earnings	6,753	6,992
Accumulated other comprehensive income	392	245

Total shareholders' equity	9,895	9,963

Total liabilities and shareholders' equity	$19,230	$19,438

CONSOLIDATED STATEMENT OF CASH FLOW

(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities
Net earnings	$173	$302	$310	$375
Remove loss (income) from discontinued operations	6	(6)	43	(5)
Add back (deduct) items not involving cash:
Depreciation	153	146	300	285
Amortization	75	79	151	159
Net gains on disposals of businesses and investments	(3)	—	(44)	(1)
Deferred income taxes	22	10	5	3
Other, net	59	(81)	147	(32)
Voluntary pension contribution	—	—	(5)	—
Changes in working capital and other items	(13)	(57)	(203)	(143)
Cash (used in) provided by operating activities — discontinued operations	(5)	4	(8)	19

Net cash provided by operating activities	467	397	696	660

Investing activities
Acquisitions	(83)	(26)	(218)	(96)
Proceeds from disposals	5	—	60	1
Capital expenditures, less proceeds from disposals	(137)	(142)	(240)	(254)
Other investing activities	(11)	(9)	(25)	(14)
Capital expenditures of discontinued operations	(2)	(3)	(3)	(5)
Proceeds from (income taxes paid on) disposals of discontinued operations	19	—	19	(105)

Net cash used in investing activities	(209)	(180)	(407)	(473)

Financing activities
Repayments of debt	(21)	(20)	(73)	(145)
Net (repayments) borrowings under short-term loan facilities	(42)	(37)	156	160
Repurchase of common shares	(123)	(45)	(291)	(45)
Dividends paid on preference shares	(2)	(1)	(3)	(2)
Dividends paid on common shares	(138)	(128)	(277)	(250)
Other financing activities, net	7	7	16	13

Net cash used in financing activities	(319)	(224)	(472)	(269)

Translation adjustments	—	(2)	—	(5)

Decrease in cash and cash equivalents	(61)	(9)	(183)	(87)
Cash and cash equivalents at beginning of period	285	327	407	405

Cash and cash equivalents at end of period	$224	$318	$224	$318

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW (1)

(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net cash provided by operating activities	$467	$397	$696	$660
Capital expenditures	(137)	(142)	(240)	(254)
Other investing activities	(11)	(9)	(25)	(14)
Capital expenditures of discontinued operations	(2)	(3)	(3)	(5)
Dividends paid on preference shares	(2)	(1)	(3)	(2)

Free cash flow	$315	$242	$425	$385

Note:

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

BUSINESS SEGMENT INFORMATION*

(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	Change	2006	2005	Change
Revenues:
Legal & Regulatory	$923	$848	9%	$1,755	$1,615	9%
Learning	456	436	5%	838	785	7%
Financial	499	470	6%	984	928	6%
Scientific & Healthcare	229	217	6%	436	417	5%
Intercompany eliminations	(6)	(5)		(12)	(10)

Total revenues	$2,101	$1,966	7%	$4,001	$3,735	7%

Operating Profit:
Segment operating profit
Legal & Regulatory	$277	$246	13%	$481	$428	12%
Learning	13	7	86%	(34)	(38)	11%
Financial	92	75	23%	171	140	22%
Scientific & Healthcare	47	43	9%	78	69	13%
Corporate and other(1)	(49)	(27)		(98)	(56)

Total segment operating profit	380	344	10%	598	543	10%
Amortization	(75)	(79)		(151)	(159)

Operating profit	$305	$265	15%	$447	$384	16%

*Notes to business segment information for continuing operations

(1)
Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with the Corporation's stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Legal & Regulatory	$54	$51	$105	$98
Learning	43	40	83	74
Financial	46	45	90	91
Scientific & Healthcare	8	9	18	18
Corporate and other	2	1	4	4

	$153	$146	$300	$285